Exhibit 12

Lockheed Martin Corporation

Computation of Ratio of Earnings to Fixed Charges

(in millions, except ratios)

	Quarter ended
	March 26,	Years ended December 31,
	2017	2016	2015	2014	2013	2012

Earnings

Earnings from continuing operations before income taxes	$995	$4,886	$4,299	$4,677	$3,715	$3,388
Interest expense	155	663	443	340	350	383
Undistributed earnings from equity investees, net	68	(173)	(83)	(91)	(91)	20
Portion of rents representative of the interest factor	6	31	36	41	48	48

Earnings from continuing operations before income taxes, as adjusted	$1,224	$5,407	$4,695	$4,967	$4,022	$3,839

Fixed Charges

Interest expense	$155	$663	$443	$340	$350	$383
Portion of rents representative of the interest factor	6	31	36	41	48	48

Total fixed charges	$161	$694	$479	$381	$398	$431

Ratio of Earnings to Fixed Charges	7.6	7.8	9.8	13.0	10.1	8.9

The ratio of earnings to fixed charges is a measure of our ability to meet the interest requirements of our outstanding debt securities and leases with current period earnings. A positive ratio indicates that earnings are sufficient to cover our current interest requirements.